Exhibit 99.1

Himax Introduces CMDI technology for LED Notebook Panels,

Enabling Thinner and Lighter LED Notebooks

Tainan, Taiwan, December 19, 2007 - Himax Technologies, Inc. (“Himax” or “Company”) (NASDAQ: HIMX) today introduced a patented technology for LED notebook panels, CMDI (Cascade Modulated Driver Interface).  CDMI technology enables thin and light form factor, lower material costs, and lower power consumption for LED notebook panels and supports resolution of up to 1920x1200. CMDI technology has already passed qualifications at certain North America notebook brands and is in mass production.

Himax’s CMDI reduces the usage of PCB and FPC on LCD panels. Data, signals and power are transmitted on the glass and through source drivers with COG (Chip on Glass) package in a cascade formation. As a result, panel manufacturers can reduce material costs, and design thinner and lighter panels. More importantly, by implementing Himax’s CMDI technology in LED notebooks, the panel PCB and LED driving board could be combined into one board which reduces the thickness of the notebook panels, thus providing value-add in the industrial design and greater appeal to end users.

Himax proprietary DETTL (Dual Edge TTL*1) interface is introduced for the connection between timing controller and source drivers. DETTL enables the interface to function with lower power 1.8V, as compared to traditional RSDS*2 and mini-LVDS*3 interfaces which typically operate at 2.5-3.3V, thus reducing power consumption. Additionally, CMDI adopts two-pair and dual-control to support panel resolution of up to 1920x1200. With these value-added features, CMDI is also expected to be adopted in applications other than notebook panels in the future.

*1 TTL（Transistor-Transistor Logic）。
*2 RSDS（Reduced Swing Differential Signaling）。
*3 mini-LVDS(mini-Low Voltage Differential Signaling)。

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts:
Max Chan Chief Financial Officer Himax Technologies, Inc. +886-2-3393-0877 Ext. 22300 max_chan@himax.com.tw	Jackson Ko / Jessie Wang Investor Relations Himax Technologies, Inc. +886-2-3393-0877 Ext. 22240/22618 jackson_ko@himax.com.tw jessie_wang@himax.com.tw	In the U.S. David Pasquale The Ruth Group +1-646-536-7006 dpasquale@theruthgroup.com